UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. ______)*

FORTUNET, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

34969Q100
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

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CUSIP NO. 378967 10 3	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Not Applicable Yuri Itkis Gaming Trust of 1993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,266,500
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER 8,266,500
	8.	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,266,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 72.9%*
12	TYPE OF REPORTING PERSON IN

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CUSIP NO. 378967 10 3	Page 3 of 5

*Based on 11,341,612 shares outstanding at 12/31/06

Item 1.

(a)	Name of Issuer: FortuNet, Inc.

(b)	Address of Issuer's Principal Executive Offices: 2950 South Highland Drive Las Vegas, NV 89109

Item 2.

(a)	Name of Person Filing: Yuri Itkis Gaming Trust of 1993

(b)	Address of Principal Business Office or, if none, Residence: 2950 South Highland Drive Las Vegas, NV 89109

(c)	Citizenship: U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP number: 34969Q100

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 8,266,500

(b)	Percent of class: 72.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

8,266,500 shares.

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CUSIP NO. 378967 10 3	Page 4 of 5

(ii)	Shared power to vote or to direct the vote:

N/A

(iii)	Sole power to dispose or to direct the disposition of:

8,266,500 shares.

(iv)	Shared power to dispose or to direct the disposition of:

N/A

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

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CUSIP NO. 378967 10 3	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2007

                     (Date)

Yuri Itkis Gaming Trust of 1933

By: /s/ Yuri Itkis

Name: Yuri Itkis

Title: Trustee

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